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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 29716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cheevers & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen T. Cheevers (312) 663-2794
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 W. Jackson Blvd., Suite 404 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

JD 3/17/2010

OATH OR AFFIRMATION

I, Robert J. Puricelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cheevers & Company, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 25th day of February, 2010.

Erica Tebo
Notary Public

Robert Puricelli
Signature

President
Title



Official Seal
Erica Tebo
Notary Public State of Illinois
Cook County
My Commission Expires
February 26, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Cheevers & Company, Inc.
Chicago, Illinois 60605

We have audited the accompanying statement of financial condition of Cheevers & Company, Inc. as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cheevers & Company, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



Bradford R. Dooley & Associates

Chicago, Illinois
February 25, 2010

CHEEVERS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash		$ 699,198
Receivables from broker/dealers		818,559
Securities owned, at market value		359,910
Deposits with brokers		640,175
Investment in CHX Holdings, Inc.		36,000
Other assets		118,628
Total assets		$ 2,672,470

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 380,473
Stockholders' Equity		
Common stock; class A voting; no par value; authorized 10,000 shares; issued and outstanding 5,000 shares; class B non-voting; 5,000 shares issued and outstanding	$ 5,000	
Additional paid in capital	240,211	
Retained earnings	2,046,786	
Total stockholders' equity		2,291,997
Total liabilities and stockholders' equity		$ 2,672,470

The accompanying notes to the financial statements are an integral part of this statement.

CHEEVERS & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

(1) Organization and Description of Business

The Company was incorporated under the laws of the State of Illinois on December 27, 1993. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company's principal business is providing floor execution on the Chicago Stock Exchange. Operations commenced during June, 1994.

(2) Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents - The Company considers all highly liquid investments with an original maturity when purchased of three months or less to be cash equivalents.

Revenue Recognition - Brokerage income is earned and recorded on the settlement date of the transaction.

Furniture and Equipment - Property and equipment are stated at cost and depreciated using the straight line and accelerated method over the estimated useful lives of the assets.

Income Taxes - The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the taxable income or loss of the Company is allocated to the shareholders, who are responsible for taxes thereon. The Company is subject to State of Illinois replacement tax, which have been included in the determination of net income and are included within the other operating expense in the Statement of Income.

Management has evaluated the effects of adoption of FASB ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*) to the Company, and as of December 31, 2009, has determined no provision for income tax is required in the Company's financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies* (formerly FASB Statement No. 5, *Accounting for Contingencies*) which requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can be reasonably estimated.

No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements. Each shareholder of the Company is generally responsible for reporting taxable income or loss, to the extent required by federal and state income tax laws and regulations, based upon its respective share of the Company's income and expense as reported for income tax purposes.

(3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 – Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The following represents the Company's fair value hierarchy for assets at December 31, 2009:

Investments, at fair value	Level 1
U.S. Treasury Securities	$ 350,000
Common Stock	9,910
Total	$ 359,910

(4) Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital and net capital requirements of $1,703,826 and $100,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(5) Retirement Plan

The Company has a profit sharing plan (defined contribution) retirement plan covering all employees with one year of service. The amount of contributions to the plan is determined annually by the Board of Directors, and may vary from zero to fifteen percent of covered compensation.

Contributions to the plan were $183,814 for the year ended December 31, 2009. This amount is reflected in accrued expenses at December 31, 2009.

(6) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(7) Commitments

The Company leases its office facilities under a lease that expires at June 15, 2015. For the year ended December 31, 2009, rent expense amounted to $79,204. The lease provides for minimum annual rental payments plus operating costs. The future minimum lease payments under this lease are:

Year Ended December 31	*Minumum Rent*
2010	$ 93,600
2011	93,600
2012	93,600
2013	93,600
2014	93,600
Subtotal	468,000
Thereafter through June 15, 2015	46,800
Total	$ 514,800

(8) Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, Subsequent Events, management has evaluated subsequent events through February 25, 2010, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

CHEEVERS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

**(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)**



BRADFORD R. DOOLEY & ASSOCIATES
ACCOUNTANTS AND AUDITORS
209 WEST JACKSON BLVD.
CHICAGO, ILLINOIS 60606